EXECUTED COPY

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR APRIL 5, 2002

Telecom Argentina STET-France Telecom S.A.

(Exact name of Registrant as specified in its charter)

ARGENTINA
(Jurisdiction of Incorporation)

Alicia Moreau de Justo, No. 50, 1107
Buenos Aires, Argentina
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X   FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___   NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

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TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

TABLE OF CONTENTS

Fxd1

April 03, 2002

Buenos Aires Stock Exclange

Dear Sirs,

Re.: Your Letter CD No. 164844.

I am writing you as President of Telecom Argentina STET-France Telecom S.A. to answer your abovementioned Letter requesting for the confirmation whether the Company will pay, on the maturity date, May 05, 2002, the principal amount of Series "E" bonds.

To that regard, I am ratifying the terms in my letter dated April 02, 2002 in the sense that the Board of Directors of the Company decided to suspend the payments of capital of all of its financial obligations. This suspension will include the payment of the principal amount of Series "E" bonds if, prior to its maturity date, an agrreement with the creditors of the Company is not reached for the restructuring of all of its financial debt enabling Telecom Argentina to afford its duties within the new conditions agreed upon.

I remain,

Sincerely.

Juan Carlos Masjoan
President

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELECOM ARGENTINA STET-FRANCE
TELECOM S.A.

Dated: April 5, 2002

By: Juan Carlos Masjoan
Name:
Title:
Ing. Juan Carlos Masjoan
Presidente